Exhibit (a)(5)(viii)

EFiled: Jan 16 2015 04:42PM EST Transaction ID 56622127 Case No. 10553-VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BARRY BRAGGER, individually and on behalf of all others similarly situated,

Plaintiff,

v.

NPS PHARMACEUTICALS, INC., FRANCOIS NADER, PETER G. TOMBROS, MICHAEL W. BONNEY, COLIN BROOM, GEORGES GEMAYEL, PEDRO GRANADILLO, JAMES G. GRONINGER, PIERRE LEGAULT, RACHEL R. SELISKER and KNIGHT NEWCO 2, INC.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Barry Bragger (“Plaintiff”), by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief premised on the investigation of his counsel as to all other matters, as follows:

NATURE OF THE ACTION

1.             This is a stockholder class action brought by Plaintiff on behalf of the public stockholders of NPS Pharmaceuticals, Inc. (“NPS” or the “Company”) against NPS’s Board of Directors (the “Board” or the “Individual Defendants”) and others to enjoin the proposed acquisition of NPS by Shire Plc (“Shire”), through its wholly-owned subsidiaries Shire Pharmaceutical Holdings Ireland Limited (“Shire

Holdings”) and Knight Newco 2, Inc. (“Merger Sub”), pursuant to an agreement and plan of merger dated January 11, 2015 (the “Merger Agreement”). The action arises from the Individual Defendants’ breaches of their fiduciary duties in connection with a proposed transaction in which Shire will acquire NPS for $46.00 per share via an all-cash tender offer (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $5.2 billion and is designed to allow Shire to wrongfully to wrestle control of the Company away from NPS’s stockholders and into its own hands for an inadequate price.

2.             Shire is attempting to take NPS private at a significant discount to the Company’s intrinsic value. Indeed, NPS has experienced spectacular growth in recent years. Since early 2010, the Company’s stock price has risen from a per share price of $3.20 per share and a market cap of approximately $188 million to, on the last day of trading before the announcement of the Proposed Transaction, $41.91 per share and a market cap of over $4.4 billion.

3.             NPS is poised to continue its tremendous growth in the near future. NPS anticipates that U.S. regulators will make a decision regarding Natpara, a drug designed by NPS for treating a rare hormone disorder, by January 24, 2015. If approved, Natpara is expected to be a game changer for NPS, with at least one analyst expecting Natpara to post about $275 million in annual sales by 2018.

4.             However, the Proposed Transaction fails to adequately compensate NPS stockholders for the Company’s tremendous potential. The proposed consideration represents a mere 8.8 percent premium to the Company’s closing share price on January 9, 2014, the last day of trading before the announcement of the Proposed Transaction. Moreover, multiple Wall Street analysts have set target prices above the merger consideration, including one price target as high as $50 per share.

5.             The sales process was further tainted by the many conflicts of interest of Goldman, Sachs & Co. (“Goldman Sachs”), which, along with Leerink Partners LLC (“Leerink Partners”), served as financial advisor to the Company and issued a fairness opinion in connection with the Proposed Transaction. Goldman Sachs was motivated to give favorable treatment to Shire due to, among other things, its lucrative relationship with Shire. In recent years, Goldman Sachs has advised Shire regarding multiple potential strategic transactions. The Board members breached their duties to stockholders by relying on Goldman Sachs’ conflicted advice regarding the Proposed Transaction.

6.             Under the terms of the Merger Agreement, defendants further tilted the playing field in favor of Shire by agreeing, in breach of their fiduciary duties to NPS stockholders, to a slew of provisions that unreasonably inhibit potential third party bidders from launching topping bids, including: (i) a strict no-solicitation provision that severely constrains the Individual Defendants’ ability to communicate and negotiate with potential buyers who wish to submit or who have submitted unsolicited alternative proposals; (ii) a “last look” provision that allows Shire four business days to re-negotiate with the Board after it is provided with written notices of any unsolicited third-party bid that may be presented to the Board; and (iii) a termination fee provision whereby the Board agreed to pay Shire Holdings $155,939,696 in the event that the Company receives a higher offer to acquire NPS and terminates the Merger Agreement. These unreasonable terms, taken together, foreclose on the possibility that a bidder will assume the significant time and expense required in order to engage in the sales process at this late stage.

7.             As such, Plaintiff and the other public stockholders of NPS are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated.

8.             Under the terms of the Merger Agreement, Merger Sub will commence the cash tender offer for all of the outstanding shares of NPS’s common stock no later than January 26, 2015.

PARTIES

9.             Plaintiff purchased or acquired shares of NPS common stock prior to the events giving rise to the allegations herein and continues to hold such shares.

10.          Defendant NPS is a corporation organized and existing under the laws of the State of Delaware. The Company is a global biopharmaceutical company that engages in the development of therapeutic products for patients with rare diseases. The Company maintains its headquarters at 550 Hills Drive, Third Floor, Bedminster, New Jersey 07921. NPS is traded on the Nasdaq Stock Exchange under the ticker symbol “NPSP.”

11.          Defendant Francois Nader (“Nader”) has served as President, Chief Executive Officer (“CEO”), and a member of the Board since 2008.

12.          Defendant Peter G. Tombros (“Tombros”) has served as Chairman of the Board since 2008 and has served as a member of the Board since 1998.

13.          Defendant Michael W. Bonney (“Bonney”) has served as a member of the Board since 2005.

14.          Defendant Colin Broom (“Broom”) has served as a member of the Board since 2009.

15.          Defendant Georges Gemayel (“Gemayel”) has served as a member of the Board since 2012.

16.          Defendant Pedro Granadillo (“Granadillo”) has served as a member of the Board since 2010.

17.          Defendant James G. Groninger (“Groninger”) has served as a member of the Board since 1988.

18.          Defendant Pierre Legault (“Legault”) has served as a member of the Board since November 2014.

19.          Defendant Rachel R. Selisker (“Selisker”) has served as a member of the Board since 2005.

20.          Defendants Nader, Tombros, Bonney, Broom, Gemayel, Granadillo, Groninger, Legault, and Selisker (collectively referred to as the “Individual Defendants”), as directors of NPS, owe fiduciary duties to NPS and its stockholders and were and are required to act in furtherance of the best interests of NPS stockholders, to maximize stockholder value in any sale of the Company, and to refrain from abusing their positions of control.

21.          Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Shire Holdings.

22.          The Individual Defendants, NPS, and Merger Sub are collectively referred to herein as “Defendants.”

RELEVANT NON-PARTIES

23.          Shire Holdings is a company incorporated in Ireland and a wholly-owned subsidiary of Shire.

24.          Shire is a corporation registered in Jersey and headquartered in the Republic of Ireland. Shire is a developer and supplier of biopharmaceuticals in areas of behavioral health, gastrointestinal conditions, rare diseases, and regenerative medicine. Shire has its primary listing on the London Stock Exchange under the ticker symbol “SHP” and is traded on the Nasdaq Stock Exchange under the ticker symbol “SHPG.”

CLASS ACTION ALLEGATIONS

25.          Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, individually and on behalf of all other public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

26.          This action is properly maintainable as a class action.

27.          The Class for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. According to Section 5.05 of the Merger Agreement, as of January 8, 2015, there were over 107 million shares of NPS’s common stock outstanding, likely owned by thousands of stockholders of record scattered throughout the United States.

28.          There are questions of law and fact that are common to members of the Class and that predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

a)    Whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

b)    Whether the Merger Consideration to be paid for the NPS shares pursuant to the Merger Agreement is fair and reasonable;

c)     Whether Plaintiff and the other members of the Class will be irreparably harmed by the Defendants’ action complained of herein; and

d)    Whether NPS and Merger Sub have aided and abetted the breaches of the fiduciary and other common law duties owed by the Individual Defendants to Plaintiff and the other members of the Class.

29.          Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

31.          Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

FACTUAL BACKGROUND

Company Background

32.          NPS is a global biopharmaceutical company that focuses on treatments for patients living with rare diseases. The Company’s lead product Gattex (U.S.)/Revestive (E.U.) is approved for the treatment of adult patients with short bowel syndrome who are also dependent on parenteral support.

33.          NPS has also developed Natpara, a drug used in the treatment of hypoparathyroidism. If it receives the necessary approvals, Natpara would be the first marketed treatment for the potentially fatal disorder. The U.S. Food and Drug Administration (“FDA”) decision regarding Natpara approval is scheduled to occur by January 24, 2015.

34.          In addition to its proprietary programs, NPS has a royalty-based portfolio of products and product candidates through agreements with drug manufacturers Amgen, GlaxoSmithKline, Janssen Pharmaceuticals, and Kyowa HakkoKirin.

NPS’s Stock is Undervalued

35.          On May 8, 2014, NPS announced its financial results for the first quarter ended March 31, 2013. NPS Pharma reported a net loss of $6.6 million or $0.06 per diluted share for the first quarter of 2014 compared to a net loss of $7.8 million or $0.09 per diluted share for the same period the prior year. Despite the reported net loss, the Company’s overall fiscal health and its potential for strong future gains are strong.

36.          NPS’s 1Q2014 results showed continued growth. Among other things, the Company reported 1Q2014 revenue of approximately $44.04 million, compared to approximately $25.43 million reported revenue for 1Q2013. The dramatic increase can be largely attributed to sale of Gattex. Net sales of Gattex were $17.9 million for the first quarter of 2014, versus $0.7 million for the same period the prior year. In February 2013, NPS launched and initiated sales of Gattex in the U.S.

37.          In its Form 10-Q filed on May 8, 2014, NPS reported that the FDA’s review of the Company’s Biologic License Application for Natpara was ongoing and the Prescription Drug User Fee Act goal date for a decision by the FDA was October 24, 2014. Within the Filing Review Notification, also referred to as the Day-74 letter, the FDA reported that they planned to discuss the Natpara application at an advisory committee meeting. NPS stated that it expected to file a

Marketing Authorization Application for Natpara to the European Medicines Agency in 2014.

38.          On August 6, 2014, NPS reported its results for the second quarter ended June 30, 2014. The Company reported net income of $2.0 million or $0.02 per diluted share for the second quarter of 2014 compared to a net loss of $12.4 million or $0.13 per diluted share for the same period last year. NPS’s revenues were comprised of net product sales for Gattex/Revestive and royalty revenues. Net sales were $22.0 million for the second quarter of 2014 compared to $4.8 million for the same period last year.

39.          On October 24, 2014, the Company announced the completion of a milestone toward the approval of Natpara. In a press release, the Company announced that the FDA Endocrinologic and Metabolic Drugs Advisory Committee voted 8 to 5 that the available data support the approval of Natpara for the long-term treatment of Hypoparathyroidism. The Committee’s recommendation will be considered by the FDA in its review of the Company’s Biologics License Application (BLA) for Natpara.

40.          On November 10, 2014, NPS announced its results for the third quarter ended September 30, 2014, which confirmed that the Company continued to achieve strong sales for its products. NPS reported a net loss of $2.1 million or $0.02 per diluted share for the third quarter of 2014 compared to a net loss of $1.1 million or $0.01 per diluted share for the same period last year. However, the Company also reported net global Gattex/Revestive sales of $28.1 million for the third quarter of 2014, compared to $11.0 million for the same period last year. NPS also announced that it anticipated that its full-year net sales will be in the lower end of its guidance range of $100 and $110 million.

41.          Commenting on these third quarter results, Defendant Nader stated “We are pleased with the continued success of Gattex/Revestive, which has achieved $68 million of net sales so far this year leaving us on track to deliver more than 200% year-over-year growth.” Defendant Nader added that “We were very gratified to receive a positive Advisory Committee vote recommending the approval of Natpara for the long-term treatment of hypoparathyroidism.”

42.          On December 2, 2014, the Company announced the completion of another milestone in the approval process for Natpara. In a press release, NPS announced that the European Medicines Agency had validated and initiated its review of the Company’s marketing authorization application (“MAA”) for Natpara for the treatment of Hypoparathyroidism. Commenting on this development, Defendant Nader stated “MAA validation for Natpar is an important achievement for our emerging global endocrine franchise.”

43.          In short, NPS has been performing well and is currently poised for substantial growth. However, the Proposed Transaction will deprive NPS’s stockholders from sharing in the benefits of the Company’s recent success and bright future.

The Proposed Transaction is Financially Unfair to NPS’s Public Stockholders

44.          On January 11, 2015, NPS announced the Merger Agreement with Shire through a press release (the “Press Release”), pursuant to which Shire will acquire all of the outstanding shares of NPS for $46.00 per share in cash. The total equity value of the Proposed Transaction is approximately $5.2 billion.

45.          The Press Release states, in pertinent part:

Shire plc (LSE: SHP, NASDAQ: SHPG) and NPS Pharmaceuticals, Inc. (NASDAQ: NPSP) today announced that the companies have entered into a merger agreement pursuant to which Shire will acquire all the outstanding shares of NPS Pharma for $46.00 per share in cash, for a total consideration of approximately $5.2 billion. Shire will accelerate the growth of NPS Pharma’s innovative portfolio through its market expertise in gastrointestinal (GI) disorders, core capabilities in rare disease patient management, and global footprint. The transaction has been approved unanimously by the Boards of Directors of both Shire and NPS Pharma.

NPS Pharma is a rare disease-focused biopharmaceutical company and its first product, GATTEX®/REVESTIVE® (teduglutide [rDNA origin]) for injection, is approved in the United States and Europe[1] to treat adults with short bowel syndrome (SBS) who are dependent on parenteral support. NPS Pharma also has a registration phase product, NATPARA®/NATPAR® (rhPTH [1-84]) for the treatment of hypoparathyroidism (HPT).

The $46.00 per share price in the transaction represents a 51% premium to NPS Pharma’s unaffected share price of $30.47 on December 16, 2014.

46.          The proposed merger consideration of $46.00 per share in cash undervalues the Company’s prospects for growth. The merger consideration represents a paltry 8.8 percent premium to the Company’s closing share price on the last day of trading prior to the announcement of the Proposed Transaction. However, if the Company’s application for FDA approval for Natpara is approved in the coming months, NPS’s stock price could have increased substantially. By failing to negotiate for a contingent value right or any other form of contingent consideration, current NPS stockholders will be deprived of the benefits of Natpara approval, should Natpara receive its expected approval in the coming weeks.

47.          In addition, the Proposed Transaction failed to meet the expectations of several analysts. For example, on January 11, 2015, Geoffrey Meacham of Barclays issued a price target of $50.00 per share for NPS. The following day on January 12, 2015, Carol Werther of CRT Capital Group issued a price target of $48.00 per share for NPS.

48.         Moreover, the Proposed Transaction also fails to adequately compensate NSP’s stockholders for the significant synergies that Shire will enjoy upon the consummation of the Proposed Transaction. On January 11, 2015, Flemming Ornskov, CEO of Shire, stated that he expected Shire to realize synergies of “approximately 25% to 35% of the Street’s consensus forecast of [NPS]’s standalone future operating cost base from 2017 onward.” There is no indication that the inadequate merger consideration incorporated these significant benefits to Shire.

49.          In short, Shire is attempting to shortchange the Company’s stockholders by acquiring the Company at a time in which its stock price is undervalued and is poised for substantial growth in the near future.

The Board is Conflicted

50.          The Individual Defendants have a substantial financial interest in the Proposed Transaction, owning significant amounts of vested or unvested stock options and/or restricted stock units that will vest and become payable immediately upon the consummation of the Proposed Transaction.

51.          For example, according to the Company’s definitive proxy statement filed with the United States Securities and Exchange Commission on April 1, 2014, non-employee Board members of NPS had the following deferred stock units outstanding as of December 31, 2013: Defendant Bonney (160,088); Defendant Broom (29,759); Defendant Gemayel (5,624); Defendant Granadillo (10,459); Defendant Groninger (121,039); Defendant Selisker (144,074); and Defendant Tombros (171,067). Non-employee Board members also had the following restricted stock units outstanding as of December 31, 2013: Defendant Bonney (15,225); Defendant Broom (30,413); Defendant Gemayel

(15,188); Defendant Granadillo (30,413); Defendant Groninger (30,413); Defendant Selisker (30,413); and Defendant Tombros (15,225).

52.          Accordingly, Board members stand to gain from otherwise locked-up and unvested stock options and/or restricted stock units, benefits which other NPS shareholders will not be receiving. This constitutes a conflict of interest vis-à-vis the Proposed Transaction.

Goldman Sachs’ Conflicts Tainted the Sales Process

53.          The unfair nature of the Proposed Transaction is owed in part to Goldman Sachs’s conflicts of interest. Due to Goldman Sachs’ prior business relationship with Shire, Goldman Sachs was motivated to endorse the fairness of the otherwise unfair terms of the Proposed Transaction. Goldman Sachs, along with Leerink Partners, acted as financial advisor to NPS in connection with the Proposed Transaction. According to the Merger Agreement, both Goldman Sachs and Leerink Partners issued separate fairness opinions.

54.          On February 20, 2007, Shire announced that it had agreed to acquire New River Pharmaceuticals Inc. for approximately $2.6 billion in an all cash transaction. Goldman Sachs, Morgan Stanley, and Deutsche Bank acted as financial advisors to Shire in relation to the acquisition.

55.          Moreover, in July 2014, AbbVie Inc. (“AbbVie”) agreed to acquire Shire for cash and stock consideration valued at approximately $54 billion.

Goldman Sachs Group Inc., along with Citigroup Inc., Deutsche Bank AG, Evercore Partners Inc., and Morgan Stanley, advised Shire in this proposed acquisition. Although the sale of Shire to AbbVie was later terminated, Goldman Sachs Group Inc.’s representation of Shire nonetheless highlights the business relationship between Goldman Sachs and Shire.

56.          As a direct result of these conflicts, Goldman Sachs possessed an improper motivation to endorse the fairness of the otherwise unfair terms of the Proposed Transaction.

The Unreasonable Deal Protection Devices

57.          The terms of the Merger Agreement entered into on January 11, 2015 by NPS were designed to deter competing bids and prevent the Individual Defendants from exercising their fiduciary duties to obtain the best possible price for NPS public stockholders.

58.          The Merger Agreement contains deal protection devices that substantially increase the likelihood that the Proposed Transaction will be consummated, leaving NPS’s stockholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the personal interests of Shire and certain Individual Defendants to the detriment of NPS’s stockholders and cannot represent a justified, appropriate, or proportionate response to any threat posed by a potential third party bidder.

59.          In breach of their fiduciary duties, the Individual Defendants have agreed to the following unreasonable deal protection devices:

•                  A “no-solicitation” clause that prevents NPS from soliciting or its directors and officers from even participating in discussions that may lead to a Superior Proposal from any bidder (Merger Agreement, Section 7.03);

•                  A “last-look” provision that allows Shire four business days to re-negotiate with the Board after it is provided with written notice of any unsolicited third-party bid that may be presented to the Board (Merger Agreement, Section 7.03(d)); and

•                  The Company will be required to pay Shire Holdings a termination fee of $155,939,696 if NPS decides to pursue a competing bid. (Merger Agreement, Section 12.03(b)).

60.          The $155.94 million termination fee serves as a boon for Shire, rather than making it whole should the Proposed Transaction not go through. In short, the termination fee will unreasonably deter any competing proposals to acquire the Company.

61.          The reason behind these deal protection devices is clear: the absence of a meaningful premium for stockholders increases the potential for a third party bidder to attempt to usurp Shire and submit a higher bid for NPS. The Individual Defendants elected to effectively “lock up” the Proposed Transaction by adopting unreasonable deal protection devices that collectively act to deter the possibility of a topping bid, thereby allowing Shire to acquire the Company for less than would otherwise be possible. As such, the deal protection devices, which were approved by the Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duties.

62.          Unless the Proposed Transaction is preliminarily enjoined until such time as the Individual Defendants act in accordance with their fiduciary duties to maximize stockholder value, Plaintiff and the other members of the Class will be harmed and will lose the opportunity to receive full value for their shares.

63.          The Proposed Transaction is wrongful, unfair, and harmful to NPS’s public stockholders who are members of the Class, and represents an attempt by Defendants to aggrandize their personal and financial interests at the expense of, and to the detriment of, the members of the Class.

64.          The Proposed Transaction will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Shire at an unfair and inadequate price.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

65.          The Individual Defendants, as directors and/or officers of the Company, are in a fiduciary relationship with Plaintiff and the other public stockholders of NPS and owe Plaintiff and the other members of the Class the duties of loyalty, good faith, and due care.

66.          Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders, and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the stockholders’ equity investment in a company), applicable law requires the directors to maximize the value stockholders will receive rather than use a change of control to benefit themselves.

67.          To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s stockholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders.

68.          The Individual Defendants owe fundamental fiduciary obligations to NPS’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of stockholders.

69.          Further, the Individual Defendants, as directors of NPS, must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such a conflict does exist, to ensure that all conflicts are resolved in the best interests of the Company’s stockholders.

70.          Because the Individual Defendants control the business and affairs of NPS and because they are in possession of private corporate information concerning the Company’s assets, businesses, and future prospects, there exists a disparity of knowledge and economic power between the Individual Defendants and the public stockholders of NPS. This discrepancy makes it inherently unfair for the Individual Defendants to entrench themselves at the expense of NPS stockholders.

71.          The Individual Defendants have breached their fiduciary duties owed to Plaintiff and the other members of the Class in that they have not, and are not, exercising independent business judgment and have acted, and are acting, to the detriment of the Class.

72.          Plaintiff seeks preliminary and permanent injunctive relief to prevent the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize stockholder value.

73.          Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

74.          Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet the breaches of their duties, and will prevent the sale of NPS at a substantial premium, all to the irreparable harm of Plaintiff and other members of the Class.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY
(Against the Individual Defendants)

75.          Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

76.          The Individual Defendants, acting in concert, have violated their fiduciary duties owed to the public stockholders of NPS and put their own personal interests and the interests of Shire ahead of the interests of the NPS public stockholders. Moreover, the Individual Defendants have used their control positions as directors and/or officers of NPS for the purpose of reaping personal gain for themselves at the expense of NPS’s public stockholders.

77.          The Individual Defendants have allowed Shire to set an acquisition price for the shares of NPS stock that does not reflect the true value of NPS and without an appropriate premium.

78.          These actions pursued by the Individual Defendants are, and will continue to be, wrongful, unfair, and harmful to NPS’s public stockholders, and are an attempt by certain Defendants to aggrandize their personal positions, interests, and finances at the expense NPS’s stockholders. These actions by the Individual Defendants will deny members of the Class their right to share appropriately in the true value of NPS’s valuable assets, future earnings, and profitable businesses.

79.          In contemplating, planning, and effectuating the Proposed Transaction, the Individual Defendants have not acted in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties owed to Plaintiff and the Class.

80.          By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to NPS’s public stockholders.

81.          As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will continue to be, damaged in that they will not receive the fair value of NPS’s assets and business in exchange for their NPS’s shares, and have been, and will continue to be, prevented from obtaining a fair price for their shares of NPS common stock.

82.          Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

83.          Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against NPS and Merger Sub)

84.          Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

85.          NPS and Merger Sub knowingly aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public stockholders of the Company, including Plaintiff and the Class. The Proposed Transaction could not take place without the active participation of NPS and Merger Sub.

86.          The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

87.          NPS and Merger Sub knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

88.          Plaintiff and the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.

89.          Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A)            Declaring that this action may be maintained as a class action;

B)            Preliminarily and permanently enjoining the Defendants from taking any steps necessary to accomplish or implement the Proposed Transaction at a price that is not fair and equitable;

C)            In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D)            Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E)            Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

F)            Granting such other and further relief as may be just and proper.

Dated: January 16, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) Jeremy J. Riley (#5791)
OF COUNSEL:		2 Righter Parkway, Suite 120
Wilmington, DE 19803
POMERANTZ LLP		(302) 295-5310
Gustavo F. Bruckner
Samuel J. Adams		Attorneys for Plaintiff
600 Third Avenue, 20th Floor New York, NY 10016
(212) 661-1100